UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [__________________] to [________________]

Commission file number 1-9876

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings and Investment Plan
for Employees of Weingarten Realty Investors

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WEINGARTEN REALTY INVESTORS

2600 Citadel Plaza Drive
Houston, Texas 77008

Financial Statements and Exhibit Index

			Page
(a)	Financial Statements
	(1)	Report of Independent Registered Public Accounting Firm	3
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	4
	(3)	Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016 and 2015	5
	(4)	Notes to Financial Statements	6
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2016	11

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Signatures		12
(c)	Exhibit Index		13
	23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty Investors
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Calvetti Ferguson

Houston, Texas
June 21, 2017

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
ASSETS
Participant-directed investments, at fair value (Note 3):
Mutual funds	$49,149,863	$46,673,834
Common collective trust fund	11,431,046	10,285,211
Common stock fund	5,087,791	4,964,436
Money market fund	75,564	—
Total participant-directed investments, at fair value	65,744,264	61,923,481
Receivables:
Notes receivable from participants, net	688,723	670,908
Due from brokers	104,436	—
Employer contribution	58,445	68,952
Total receivables	851,604	739,860
Cash	258	206
Total assets	66,596,126	62,663,547
LIABILITIES
Due to brokers	180,000	—
Total liabilities	180,000	—
Net assets available for benefits	$66,416,126	$62,663,547

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2016 and 2015

	2016	2015
Additions:
Interest on notes receivable from participants	$28,954	$25,361
Investment income:
Interest/dividend income:
Mutual funds	1,789,013	2,301,925
Common stock fund	208,691	195,545
Other investment (loss) income	(5,362)	8,730
Net appreciation (depreciation) in fair value of investments	2,451,302	(2,090,042)
Total investment income	4,443,644	416,158
Contributions:
Participants	2,827,750	2,798,075
Employer	893,988	906,295
Participant rollovers	73,711	220,514
Total contributions	3,795,449	3,924,884
Total additions	8,268,047	4,366,403
Deductions:
Benefits paid to participants	4,500,533	2,220,224
Administrative expenses	14,935	13,459
Total deductions	4,515,468	2,233,683
Net increase	3,752,579	2,132,720
Net assets available for benefits, beginning of year	62,663,547	60,530,827
Net assets available for benefits, end of year	$66,416,126	$62,663,547

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION
The following description of the Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Plan”) provides only general information. Effective January 1, 2015, the Plan adopted a new non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly-owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the “Company”). Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan covering all eligible employees of the Company. Michael Townsell (Senior Vice President/Human Resources at WRI) is the plan administrator. All employees are eligible to participate in the Plan upon their hire date with the exception of those individuals as defined in the Plan agreement, including those classified as a leased employee, a temporary employee, an independent contractor or a non-resident alien with no United States earned income. To be eligible to participate in the Plan, an employee must have completed at least one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may elect to contribute pre-tax or post-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Participants can rollover balances from certain individual retirement accounts and qualified plans of former employers. Participants age 50 and older, in accordance with IRS regulations, are eligible to contribute an additional $6,000 as a “catch-up” contribution in excess of the maximum 401(k) contributions of $18,000 for each calendar year ended December 31, 2016 and 2015. Participants may change their percentage contribution election at any time and may elect to participate in an automatic increase feature of the Plan. The Company matches up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS). The match is invested in various investment options as directed by the participant.
The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees. Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year. No discretionary contributions were made during the year ended December 31, 2016 and 2015. Discretionary contributions are invested in various investment options as directed by the participant.
Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. Currently, the Plan offers 19 funds as investment options for participants.
Vesting
Participants are immediately vested in their pre-tax or post-tax deferred contributions and any income or loss thereon. Company contributions vest 20% each year, and participants become 100% vested in Company contributions after five years of service.

Notes Receivable from Participants
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest, which are commensurable with local prevailing rates as determined at a fixed-rate based on prime plus 1% at the time of issuance. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 30 years. Principal and interest are credited to the participant’s account. Upon a participant’s termination or retirement, any outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an ongoing repayment arrangement has not been made with the Plan. Notes receivable from participants are reported net of the unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.
Forfeitures
All Company contributions credited to a participant’s account, but not vested, are forfeited by the participant. Forfeitures of Company contributions credited to a participant’s account are applied to reduce subsequent Company contributions or the Plan's administrative costs. During the year ended December 31, 2016 and 2015, forfeitures in the amounts of $28,627 and $22,024, respectively, were used to reduce the Company’s contributions. Unused forfeited non-vested amounts totaled $10,239 and $5,573 at December 31, 2016 and 2015, respectively.
Plan Amendment
The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value as defined below:

•	Mutual Funds and Common Stock Fund
These assets are valued based on publicly quoted market prices.

•	Money Market Fund
The money market fund is valued at cost plus accrued interest, which approximates fair value.

•	Common Collective Trust Fund
The Plan has invested in the Wells Fargo Stable Value Return Fund C. The value of this investment is based on the underlying unit value reported by Wells Fargo Stable Return Fund G, which consists of underlying fully benefit-responsive investment contracts ("FBRIC") as defined by GAAP. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. Participant transactions (purchases and sales) may occur daily, and there are no significant restrictions on participant redemptions or any unfunded commitments.
Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are recorded in net (depreciation) appreciation in fair value in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Due to/from Brokers
Due to/from brokers for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainty
The Plan invests in various investment securities. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Administrative Expenses
Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants. Investment related expenses are included in net (depreciation) appreciation of fair value of investments.
Newly Issued Accounting Pronouncements
Recent accounting pronouncements issued by the Financial Accounting Standards Board or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan’s financial statements.
3. FAIR VALUE MEASUREMENTS
In accordance with GAAP, the Plan classifies its investments within the fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015, aggregated by the level in the fair value hierarchy in which those measurements fall, are as follows:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2016
Investments:
Mutual Funds	$49,149,863			$49,149,863
Common Stock Fund - Weingarten Realty Investors	5,087,791			5,087,791
Money Market Fund	75,564			75,564
Total Assets in the Fair Value Hierarchy	54,313,218	—	—	54,313,218
Investments Measured at Net Asset Value (1)				11,431,046
Investments at Fair Value	$54,313,218	$—	$—	$65,744,264

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2015
Investments:
Mutual Funds	$46,673,834			$46,673,834
Common Stock Fund - Weingarten Realty Investors	4,964,436			4,964,436
Total Assets in the Fair Value Hierarchy	51,638,270	—	—	51,638,270
Investments Measured at Net Asset Value (1)				10,285,211
Investments at Fair Value	$51,638,270	$—	$—	$61,923,481
____________
(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.
5. INCOME TAX STATUS
The Plan operates under non-standardized adoption agreement in connection with a prototype defined contribution plan and trust, sponsored by Merrill Lynch. This prototype plan document received a favorable determination letter, dated March 31, 2014, from the IRS, which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.
6. PARTY-IN-INTEREST TRANSACTIONS
The Plan assets were managed by Merrill Lynch. Merrill Lynch was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the daily operational services of the Plan amounted to $14,935 and $13,459 for the year ended December 31, 2016 and 2015, respectively.
At December 31, 2016 and 2015, the Plan held 142,157 and 143,564 shares of the Company in the common stock fund with a fair value of $5,087,791 and $4,964,436, respectively. Also, the Company engaged SWBC Investment Company to monitor and provide recommendations for the Plan’s investment fund offerings. For the year ended December 31, 2016 and 2015, the Company recorded expenses of $57,982 and $56,130, respectively.
7. SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 21, 2017, which is the date the financial statements were issued.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

Form 5500, Schedule H, Line 4i
EIN: 74-1464203
Plan: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust Fund: Wells Fargo	Wells Fargo Stable Return Fund C (at contract value)	(i)	$11,431,046
	Money Market Fund	BIF Money Fund	(i)	75,564
	Mutual Funds:
	Blackrock Funds	Blackrock S&P 500 Stock Fund	(i)	7,810,246
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	(i)	5,528,887
	MFS Funds	MFS Value Fund	(i)	5,331,259
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	5,083,254
	Dodge & Cox	Dodge & Cox Income Fund	(i)	4,179,914
	American Funds	American Euro Pacific Growth Fund	(i)	3,759,684
	J. P. Morgan	JPMorgan Mid Cap Value Fund	(i)	3,358,953
	Prudential Investments	Prudential Jennison Mid Cap Growth Fund	(i)	3,105,441
	Goldman Sachs	Goldman Sachs Small Cap Value Fund	(i)	2,252,822
	Mainstay Investments	Mainstay Large Cap Growth Fund	(i)	2,146,942
	Alger	Alger Capital Appreciation Institutional Fund	(i)	1,854,054
	Voya	Voya SmallCap Opportunities Fund	(i)	1,661,074
	Putnam	Putnam International Growth Fund	(i)	1,392,113
	J. P. Morgan	JPMorgan Government Bond Fund	(i)	874,269
	American Century Investments	American Century Strategic Allocation Moderate Fund	(i)	476,949
	Blackrock Funds	Blackrock Midcap Index Fund K	(i)	203,631
	Blackrock Funds	Blackrock Small Cap Index Fund K	(i)	130,371
	Total Mutual Funds			49,149,863
*	Weingarten Realty Investors	Weingarten Realty Investors Stock	(i)	5,087,791
*	Participant Loans	Due semi-monthly, bearing interest at 4.25% to 4.5% and maturity dates through 2046	-0-	688,723
	Cash		(i)	258
	Total		(i)	$66,433,245

*	A party in interest as defined by ERISA.
(i)	Historical costs of participant-directed investments are not a required disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY INVESTORS

Date:	June 21, 2017	By:	/s/ Andrew M. Alexander
Andrew M. Alexander
President/Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Calvetti Ferguson